UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

Commission File Number: 001-15209
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(Check One):  [X] Form 10-K and Form 10-KSB   [ ] Form 10-Q and Form 10-QSB
              [ ] Form 20-F  [ ] Form 11-K    [ ] Form N-SAR

For Period Ended: July 31, 2000
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[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION


                      FIRST AMERICAN HEALTH CONCEPTS, INC.
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                             Full Name of Registrant

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                            Former Name if Applicable

                     7776 S. Pointe Parkway West, Suite 150
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            Address of Principal Executive Office (Street and Number)

                          Phoenix, Arizona 85044-5424
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                            City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

         KPMG, who had served as the Registrant's auditors for several years, resigned shortly before the end of the Registrant's fiscal year end. Registrant was not able to engage new auditors, Pannell Kerr Forster, until early September. The new auditors immediately began their auditing procedures for the Registrant's fiscal year that ended July 31, 2000. In obtaining and reviewing information from prior years to establish a basis for the 2000 audit, Pannell Kerr Forster identified several accounting matters that required additional attention before they could furnish their audit report for fiscal year 2000. This effort has taken much longer that initially estimated because of difficulty in identifying support for the treatment of these accounting matters in prior years. The process is not complete and could not have been completed prior to October 30 when the 10-KSB was due to be filed without unreasonable effort and expense. The Registrant believes that the audit process for fiscal year 2000 can be completed in early November and that the Form 10-KSB report can be filed not later than 15 days after the original due date. Pannell Kerr Forster has submitted the attached statement in compliance with Rule 12b-25(c).

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           James Hyman                   (602)             414-0300
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           (Name)                     (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no,
     identify report(s).                                         [X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                                  [ ] YES [X] NO

If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      FIRST AMERICAN HEALTH CONCEPTS, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 30, 2000                      By: /s/ James Hyman
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